

December 1, 2020

Anne Liversedge
Corporate Secretary
Teekay LNG Partners L.P.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08
Bermuda

> **Re: Teekay LNG Partners L.P.**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed April 9, 2020**
> **Form 6-K Filed August 13, 2020**
> **File No. 001-32479**

Dear Ms. Liversedge:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation